17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao
Tel: (853) 322096
Fax: (853) 323265
February 20, 2006
Via EDGAR
Nili Shah
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Deswell Industries, Inc. (the “Company”) Form 20-F for the fiscal year ended March 31, 2005 Filed July 8, 2005 File No. 0-26448
Dear Ms. Shah:
This is in response your comment letter of January 30, 2006 to C. P. Li of the Company. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.
Form 20-F for the fiscal year ended March 31, 2005
Item 5. Operating and Financial Review and Prospects, page 24
Operating Results, page 24
1.	We note your discussion of the comparisons between fiscal years on pages 25-29. In future filings, please address the following:
•	Discuss, in detail, exactly why your gross margins have been decreasing steadily over the past five fiscal years, continuing into the quarters of fiscal 2006. Please quantify the impact of price reductions and raw material, in particular resin, price increases on the gross margin of each segment. Refer to Item 5A and 5D of Form 20-F.

•	Discuss the sales and gross profit trends of the electronic products assembling segment in greater detail. It appears that this segment may

Nili Shah
Branch Chief
February 20, 2006

quickly eclipse the performance of the plastic injection molding segment. We note that net sales for the electronic products segment more than doubled during fiscal 2005.
Response:
Your comments are noted and disclosure will be added in future filings.
Liquidity and Capital Resources, page 30
2.	We note your table of contractual obligations and commercial commitments on page 31. We have the following comments:
•	In future filings, please include a “Total” column, as shown in Item 5F of Form 20-F.
Response:
Your comment is noted and disclosure will be added in future filings.
•	You disclose purchase obligations for the year ending March 31, 2006 of $8,695,000. However, it is not clear to us what this amount represents, particularly in light of the fact that you do not engage in long-term contracts with customers or suppliers. Please tell us, and disclose in future filings to the extent material within this section and your commitments and contingencies note, the nature of your purchase obligations.
Response:
The purchase obligations so disclosed were the amount of our outstanding purchase orders to our vendors as of March 31, 2005. Of $8,695,000, $1,260,000 stemmed from our plastic segment and $7,435,000 from our electronic & metallic segment.
Your comment is noted and disclosure regarding the nature of our purchase obligations, to the extent material, will be added in future filings within Liquidity and Capital Resources and our commitments and contingencies footnote to our notes to financial statements.
Item 11. Quantitative and Qualitative Disclosures About Market Risks, page 52
3.	You state that China’s law and regulations regulate dividend distribution and repatriation by your China subsidiaries. Such dividends will be declared from retained earnings, but the amount of retained earnings will be limited by the amount of dividends that can be declared by your subsidiaries. Please provide us with the detailed computations you performed demonstrating that the restricted retained earnings do not exceed the 25% threshold, pursuant to Rule 4-08(e)(3) of Regulation S-X. If the restricted net assets exceed the 25% threshold, revise your

Nili Shah
Branch Chief
February 20, 2006

financial statements in future filings to include the required Rule 4-08(e)(3) disclosures and Schedule I, which is discussed under Rules 5-04 and 12-04 of Regulation S-X.
Response:
In fact, for our China subsidiaries, there are no restrictions on the dividend distribution from retained earnings, except when we decided to reinvest any of such subsidiary’s retained earnings. If such application of reinvestment of retained earnings is made, the amount of dividend distribution will then be limited by the retained earnings remaining in the subsidiary.
None of our Chinese subsidiaries had any restricted net assets nor restricted retained earnings for the year ended March 31, 2005.
Your comment is noted and if our restricted net assets at the end of our fiscal years in the future exceed the 25% threshold, we will include in our financial statements in future filings the required disclosures and Schedule I.
Item 15. Controls and Procedures, page 53
4.	We note your disclosure regarding your disclosure controls and procedures. We have the following comments:
•	If true, confirm to us that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please revise to comply with the requirement in future filings.
Response:
In accordance with your comment, we confirm to you that our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be

Nili Shah
Branch Chief
February 20, 2006

disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
This comment is noted and disclosures will be made to comply with the requirement in future filings.
•	If true, please confirm in your response that there have been no changes in internal control over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Refer to Item 15(d) of Form 20-F. Please revise your future filings to comply with this disclosure requirement.
Response:
In accordance with your comment, we confirm that there have been no changes in internal control over financial reporting that occurred during the period covered by our Annual Report on Form 20-F for the year ended March 31, 2005 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
This comment is noted and disclosures will be made to comply with the requirement in future filings
Financial Statements
8.	Income Taxes, page 66
5.	Please tell us the facts and circumstances that have led to the recognition of no deferred tax assets for the two most recent fiscal years, and deferred tax liabilities of only $15,000 at March 31, 2004, resulting in nil deferred tax expenses for the years ended March 31, 2003 and 2004, and $15,000 deferred tax expense for the year ended March 31, 2005.
Response:
The assessment is made with reference to FASB statement No. 109 “Accounting for Income taxes” and to the facts and circumstances of any transactions that might have taxable temporary differences giving rise to deferred tax liabilities or assets and the extent of realization.
In note 8 — Income Taxes of our audited financial statements, we detailed the tax status of our various operations. Most of our subsidiaries are either not subject to any tax jurisdictions or are enjoying tax holidays and concessions in China. As a consequence, there are no material transactions having timing differences giving rise to deferred tax assets or liabilities.

Nili Shah
Branch Chief
February 20, 2006

After the assessment, management concluded that no deferred tax assets or deferred tax liabilities should be recognized in such years.
6.	Please tell us the nature of the line item “Effect of income for which no income tax is payable” in your reconciliation table on page 67. Citing relevant accounting literature, please also tell us why the transactions included in this line do not give rise to deferred taxes.
Response:
The line item “Effect of income for which no income tax is payable” is related to income of entities that are not subject to any tax jurisdictions, which income, therefore, did not give rise to any deferred taxes.
* * * *
In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely, DESWELL INDUSTRIES, INC.
By:	/s/ C. P. Li
C. P. Li
Chief Financial Officer

Cc:	Ms. Jenn Do via fax: (202) 772-5368, and email: dop@sec.gov Mark A. Klein, Esq. via email: mklein@klng.com